EXHIBIT 99.2
Cameco Corporation
2005 Consolidated Audited Financial Statements
January 30, 2006

Exhibit 99.2

Report of Management’s Accountability	2

Auditors’ Report	2

Consolidated Balance Sheets	3

Consolidated Statements of Earnings	4

Consolidated Statements of Retained Earnings	4

Consolidated Statements of Cash Flows	5

Notes to Consolidated Financial Statements	6

1. Cameco Corporation	6

2. Accounting Policies	6

3. Inventories	7

4. Property, Plant and Equipment	8

5. Long-Term Receivables, Investments and Other	8

6. Long-Term Debt	9

7. Provision for Reclamation	10

8. Other Liabilities	10

9. Share Capital	11

10. Cumulative Translation Account	12

11. Interest and Other	12

12. Other Income (Expense)	12

13. Income Taxes	12

14. Statements of Cash Flows	13

15. Joint Ventures	14

16. Investment in BPLP	14

17. Stock-Based Compensation Plans	15

18. Pension and Other Post-Retirement Benefits	17

19. Goodwill	21

20. Restructuring of the Gold Business	21

21. Commitments and Contingencies	23

22. Financial Instruments	24

23. Per Share Amounts	25

24. Segmented Information	26

25. Generally Accepted Accounting Principles in Canada and the United States	28

26. Subsequent Events	32

27. Comparative Figures	32

Summary of Significant Accounting Policies	33
F I N A N C I A L       I N F O R M A T I O N

Report of Management’s Accountability
The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Management is responsible for ensuring that these statements, which include amounts based upon estimates and judgment, are consistent with other information and operating data contained in the annual report and reflect the corporation’s business transactions and financial position.
Management is also responsible for the information disclosed in the management’s discussion and analysis including responsibility for the existence of appropriate information systems, procedures and controls to ensure that the information used internally by management and disclosed externally is complete and reliable in all material respects.
The integrity and reliability of Cameco’s reporting systems are achieved through the use of formal policies and procedures, the careful selection of employees and appropriate delegation of authority and division of responsibilities. Internal accounting controls are monitored by the internal auditor. Cameco’s code of conduct and ethics, which is communicated to all levels in the organization, requires employees to maintain high standards in their conduct of the corporation’s affairs.
Our shareholders’ independent auditors, KPMG LLP, whose report on their examination follows, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards.
The board of directors annually appoints an audit committee comprised of directors who are not employees of the corporation. This committee meets regularly with management, the internal auditor and the shareholders’ auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders’ auditors have unrestricted access to the audit committee. The audit committee reviews the financial statements, the report of the shareholders’ auditors, and management’s discussion and analysis and submits its report to the board of directors for formal approval.
Original signed by O. Kim Goheen
Senior Vice-President and Chief Financial Officer
JANUARY 30, 2006
Auditors’ Report
To the Shareholders of Cameco Corporation
We have audited the consolidated balance sheets of Cameco Corporation as at December 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.
Original signed by KPMG LLP
Chartered Accountants
Saskatoon, Canada
JANUARY 30, 2006, except as to notes 9, 21(d) and 26 which are as of February 20, 2006
F I N A N C I A L       I N F O R M A T I O N

Consolidated Balance Sheets

As at December 31	2005	2004
($Cdn thousands)
Assets
Current assets
Cash and cash equivalents	$623,193	$189,532
Accounts receivable	340,498	182,951
Inventories [note 3]	399,675	386,936
Supplies and prepaid expenses	152,790	90,923
Current portion of long-term receivables, investments and other [note 5]	8,303	898

	1,524,459	851,240

Property, plant and equipment [note 4]	2,871,337	2,281,418
Long-term receivables, investments and other [note 5]	196,747	732,262
Goodwill [note 19]	180,232	187,184

Total assets	$4,772,775	$4,052,104

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$350,399	$231,697
Dividends payable	10,487	8,652
Current portion of long-term debt [note 6]	156,699	—
Current portion of other liabilities [note 8]	17,553	17,317
Future income taxes [note 13]	73,910	38,653

	609,048	296,319

Long-term debt [note 6]	702,109	518,603
Provision for reclamation [note 7]	167,568	166,941
Other liabilities [note 8]	124,780	31,086
Future income taxes [note 13]	444,942	533,024

	2,048,447	1,545,973

Minority interest	360,697	345,611

Shareholders’ equity

Share capital [note 9]	779,035	750,559
Contributed surplus [note 9]	523,300	511,674
Retained earnings	1,114,693	938,809
Cumulative translation account [note 10]	(53,397)	(40,522)

	2,363,631	2,160,520

Total liabilities and shareholders’ equity	$4,772,775	$4,052,104

Commitments and contingencies [notes 7, 21, 22]
See accompanying notes to consolidated financial statements.
Approved by the board of directors
Original signed by Gerald W. Grandey and Nancy E. Hopkins
F I N A N C I A L   I N F O R M A T I O N

Consolidated Statements of Earnings

For the years ended December 31	2005	2004	2003
($Cdn thousands, except per share amounts)
Revenue from
Products and services	$1,312,655	$1,048,487	$826,946

Expenses
Products and services sold	814,032	623,125	538,233
Depreciation, depletion and reclamation	197,516	180,229	125,866
Administration	108,025	69,565	47,610
Exploration	57,468	35,972	21,913
Interest and other [note 11]	12,103	14,264	16,653
Research and development	2,410	1,911	1,717
Gain on sale of assets	(1,739)	(1,958)	—

	1,189,815	923,108	751,992

Earnings from operations	122,840	125,379	74,954
Earnings from Bruce Power [note 16]	165,775	120,722	107,921
Other income (expense) [note 12]	(13,989)	133,421	429

Earnings before income taxes and minority interest	274,626	379,522	183,304
Income tax expense (recovery) [note 13]	30,257	73,285	(21,443)
Minority interest	26,738	27,452	(3,416)

Net earnings	$217,631	$278,785	$208,163

Basic earnings per common share [notes 9, 23]	$0.63	$0.81	$0.62

Diluted earnings per common share [notes 9, 23]	$0.60	$0.78	$0.61

Consolidated Statements of Retained Earnings

For the years ended December 31	2005	2004	2003
($Cdn thousands)
Retained earnings at beginning of year	$938,809	$694,423	$519,910
Net earnings	217,631	278,785	208,163
Dividends on common shares	(41,747)	(34,399)	(33,650)

Retained earnings at end of year	$1,114,693	$938,809	$694,423

See accompanying notes to consolidated financial statements.
F I N A N C I A L       I N F O R M A T I O N

Consolidated Statements of Cash Flows

For the years ended December 31	2005	2004	2003
($Cdn thousands)
Operating activities
Net earnings	$217,631	$278,785	$208,163
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	197,516	180,229	125,866
Provision for future taxes [note 13]	(51,723)	31,058	(31,662)
Deferred charges (revenue) recognized	(44,963)	(19,085)	9,331
Unrealized gains on derivatives	10,513	(7,217)	—
Stock-based compensation [note 17]	14,751	7,206	2,439
Gain on sale of assets	(1,739)	(1,958)	—
Earnings from Bruce Power	(165,775)	(120,722)	(107,921)
Equity in (earnings) loss from associated companies [note 12]	(184)	(990)	1,494
Other income	16,577	(124,050)	—
Minority interest	26,738	27,452	(3,416)
Other operating items [note 14]	58,194	(22,666)	45,462

Cash provided by operations	277,536	228,042	249,756

Investing activities
Acquisition of net business assets, net of cash acquired	—	(3,717)	—
Additions to property, plant and equipment	(284,929)	(148,273)	(166,840)
Restructuring of Bruce Power	200,000	—	—
Net proceeds on sale of investment in Energy Resources of Australia Ltd	101,956	—	—
Increase in long-term receivables, investments and other	(6,077)	(10,466)	(296,608)
Proceeds on sale of property, plant and equipment	10,532	1,769	242

Cash provided by (used in) investing	21,482	(160,687)	(463,206)

Financing activities
Short-term financing	(14,544)	14,544	—
Decrease in debt	(167,233)	(169,083)	(25,848)
Increase in debt	—	100,300	59,001
Issue of debentures, net of issue costs	297,750	—	—
Issue of convertible debentures, net of issue costs	—	—	223,032
Issue of shares	25,199	41,281	27,411
Subsidiary issue of shares	—	101,234	—
Dividends	(39,970)	(34,262)	(32,275)

Cash provided by financing	101,202	54,014	251,321

Increase in cash during the year	400,220	121,369	37,871
Exchange rate changes on foreign currency cash balances	(9,662)	(15,906)	(11,898)
Increase in cash due to accounting change [note 16]	43,103	—	—
Cash at beginning of year	189,532	84,069	58,096

Cash at end of year	$623,193	$189,532	$84,069

Supplemental cash flow disclosure
Interest paid	$26,610	$35,968	$31,026
Income taxes paid	$48,429	$18,262	$11,537

See accompanying notes to consolidated financial statements.
F I N A N C I A L       I N F O R M A T I O N

Notes to Consolidated Financial Statements
For the years ended December 31, 2005, 2004 and 2003

($Cdn thousands except per share amounts and as noted)
1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. Cameco Corporation and its subsidiaries (collectively, “Cameco” or “the company”) are primarily engaged in the exploration for and the development, mining, refining and conversion of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries. The company has a 31.6% interest in Bruce Power L.P. (“BPLP”), which operates the four Bruce B nuclear reactors in Ontario. Cameco’s 52.7% subsidiary Centerra Gold Inc. (“Centerra”) is involved in the exploration for and the development, mining and sale of gold.

2.	Accounting Policies
(a)	Significant Accounting Policies

A summary of significant accounting policies follows the notes to the consolidated financial statements.

(b)	New Accounting Pronouncements
(i)	In January 2005, the CICA issued four new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, Handbook Section 3855, Financial Instruments — Recognition and Measurement and Handbook Section 3865, Hedges.These standards are effective for interim and annual financial statements for Cameco’s fiscal years beginning January 1, 2007. The impact of implementing these new standards is not yet determinable as it is dependent on Cameco’s outstanding positions, hedging strategies and market volatility.

Comprehensive income

In January 2005, the CICA issued new standards for the reporting and display of comprehensive income.

Unrealized gains and losses on financial assets that will be held as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the fair value of cash flow hedging instruments, will be recorded in the Consolidated Statement of Other Comprehensive Income until recognized in the Consolidated Statement of Earnings.Other comprehensive income will form part of shareholders’ equity.

Equity

In January 2005, the CICA issued revised standards requiring an enterprise to present a separate component of equity for each category of equity that is of a different nature. Financial instruments

Disclosure and presentation

In April 2005, the CICA issued revised standards addressing the presentation and disclosure of financial instruments and non-financial derivatives.

Recognition and measurement

In January 2005, the CICA issued new standards for the recognition and measurement of financial instruments. Under the new standard, all financial instruments will be classified as one of the following: held to maturity, loans and receivables, held for trading or available for sale. Financial assets and liabilities held for trading will be measured at fair value with gains and losses recognized in net earnings. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with gains and losses recognized in other comprehensive income. The standard permits re-designation of any financial instrument as held for trading.
F I N A N C I A L      I N F O R M AT I O N

Hedges In January 2005, the CICA issued new standards which specify the circumstances under which hedge accounting is permissible and how hedge accounting may be performed.

Fair value hedges, cash flow hedges and hedges of a net investment in a foreign operation are permissible under the new section. In a fair value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributable to the hedged risk and recorded in net earnings. This change in fair value of the hedged item, to the extent that the hedging relationship is effective, is offset by changes in the fair value of the derivative. In a cash flow hedging relationship, the effective portion of the change in fair value of the hedging derivative will be recognized in other comprehensive income. The ineffective portion will be recognized in net earnings. The amounts recognized in accumulated other comprehensive income will be reclassified to net earnings in the periods in which earnings are affected by the variability in the cash flows of the hedged item.

(ii)	Non-monetary transactions

In June 2005, the CICA issued Handbook Section 3831, which provides revised standards on non-monetary transactions requiring that all non-monetary transactions be measured at fair value unless certain criteria are met.

These standards are effective for all non-monetary transactions initiated after January 1, 2006. Cameco does not anticipate that the adoption of this standard will have a material impact on its consolidated financial statements.
3. Inventories

	2005	2004
Uranium
Concentrate	$292,099	$312,042
Broken ore	9,661	12,123

	301,760	324,165

Conversion	63,492	36,098

Gold
Finished	14,311	12,651
Broken ore	20,112	14,022

	34,423	26,673

Total	$399,675	$386,936

F I N A N C I A L       I N F O R M A T I O N

4. Property, Plant and Equipment

		Accumulated
		Depreciation	2005	2004
	Cost	and Depletion	Net	Net
Uranium
Mining	$2,712,013	$1,382,042	$1,329,971	$1,352,529
Non-producing	577,181	—	577,181	446,753

Conversion	290,006	158,349	131,657	134,669

Power
Assets under capital lease	164,300	43,100	121,200	—
Other	481,205	81,960	399,245	—

Gold
Mining	828,165	550,680	277,485	321,201
Non-producing	2,877	—	2,877	2,970

Other	51,095	19,374	31,721	23,296

Total	$5,106,842	$2,235,505	$2,871,337	$2,281,418

5. Long-Term Receivables, Investments and Other

	2005	2004
BPLP [note 16]
Interest in BPLP	$—	$569,013
Loan receivable	—	75,195
Capital lease receivable from Bruce A L.P.	97,454	—
Receivable from Ontario Power Generation (“OPG”)	19,181	—
Accrued pension benefit asset [note 18]	18,119	—
Kumtor Gold Company (“KGC”)
Reclamation trust fund	5,087	4,893
Investments in associated companies
Investment in Technology Commercialization International, Inc.	—	2,647
Investment in UEX Corporation (market $166,530)	11,303	8,339
Portfolio investments
Energy Resources of Australia Ltd	—	18,208
General Hydrogen Corporation	—	6,323
Deferred charges
Debt issue costs	8,538	6,934
Gold hedges	3,291	9,894
Investment in Huron Wind L.P.	2,527	2,616
Advances receivable	21,928	15,104
Accrued pension benefit asset [note 18]	9,689	10,132
Other	7,933	3,862

	205,050	733,160
Less current portion	(8,303)	(898)

Net	$196,747	$732,262

Cameco,TransCanada PipeLines Limited (“TransCanada”) and BPC Generation Infrastructure Trust (“BPC”) loaned BPLP funds to repay $225,000,000, plus accrued interest, in deferred lease payments to OPG. Cameco’s share was $75,000,000 plus accrued interest at 10.5%.The loan receivable was eliminated in the change to proportionate consolidation.
BPLP leases the Bruce A nuclear generating plants and other property, plant and equipment to Bruce A L.P. under a sublease agreement. Future minimum base rent sublease payments under the capital lease receivable are imputed using a 7.5% discount rate.
F I N A N C I A L       I N F O R M AT I O N

6. Long-Term Debt

	2005	2004
Convertible debentures	$204,577	$202,370
Debentures	450,000	150,000
Capital lease obligation — BPLP [note 16]	204,231	—
Commercial paper	—	166,233

	858,808	518,603
Less current portion	(156,699)	—

Net	$702,109	$518,603

On September 25, 2003 the company issued unsecured convertible debentures in the amount of $230,000,000. The debentures bear interest at 5% per annum, mature on October 1, 2013, and at the holder’s option are convertible into common shares of Cameco.The fair value of the conversion option associated with the convertible debentures on the date of issuance was $30,473,000, resulting in an effective interest rate of 6.85%.The amount is reflected as contributed surplus.The conversion price is $10.83 per share, a rate of approximately 92.3 common shares per $1,000 of convertible debentures. Interest is payable semi-annually in arrears on April 1 and October 1.The debentures are redeemable by the company beginning October 1, 2008 at a redemption price of par plus accrued and unpaid interest.
The fair value of the outstanding convertible debentures is based on the quoted market price of the debentures at December 31, 2005 and was approximately $794,000,000.
Cameco has $100,000,000 outstanding in senior unsecured debentures (Series A) that bear interest at a rate of 6.9% per annum and mature July 12, 2006. Cameco also has $50,000,000 outstanding in senior unsecured debentures (Series B) that bear interest at a rate of 7.0% per annum and mature July 6, 2006. Cameco completed a $300,000,000 senior unsecured debenture (Series C) issuance on September 16, 2005.These debentures bear interest at a rate of 4.7% per annum and mature September 16, 2015. On December 12, 2005, Cameco announced its intention to redeem in full the Series A and B debentures.The redemption prices under the trust indenture are based on the yield for a Government of Canada bond with the equivalent term to maturity plus 25 basis points for the Series A debentures and 34 basis points for the Series B debentures.The total redemption price of $152,104,000 plus accrued and unpaid interest was paid on January 17, 2006.
BPLP holds a long-term lease with OPG to operate the Bruce nuclear power facility.The term of the lease, which expires in 2018, is 18 years with an option to extend the lease for up to an additional 25 years.
Cameco has a $500,000,000 unsecured revolving credit facility that is available until November 30, 2010. Cameco may also borrow directly in the commercial paper market. Commercial paper outstanding at December 31, 2005 was nil (2004 – $166,233,000) and bears interest at an average rate of nil (2004 – 2.5%).These amounts, when drawn, are classified as long-term debt.
BPLP has a $150,000,000 credit facility that is available until May 8, 2006. As at December 31, 2005, BPLP did not have any amount outstanding under the facility.
Cameco has $246,530,000 ($166,201,000 (Cdn) and $68,899,000 (US)) in letter of credit facilities. Outstanding letters of credit at December 31, 2005 amounted to $206,647,000 (2004 – $203,570,000).The majority of the letters of credit relate to future decommissioning and reclamation liabilities [note 7].
The table below represents currently scheduled maturities of long-term debt over the next five years.

2006	$156,699
2007	7,890
2008	8,830
2009	10,170
2010	11,613
Thereafter	663,606
Total	$858,808
F I N A N C I A L      I N F O R M AT I O N

7. Provision for Reclamation
Cameco’s estimates of future asset retirement obligations are based on reclamation standards that satisfy regulatory requirements. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, decommissioning and reclamation alternatives and amounts to be recovered from other parties.
Cameco estimates total future decommissioning and reclamation costs for its operating assets to be $239,000,000. These estimates are reviewed by Cameco technical personnel as required by regulatory agencies or more frequently as circumstances warrant. In connection with future decommissioning and reclamation costs, Cameco has provided financial assurances of $203,300,000 in the form of letters of credit to satisfy current regulatory requirements.
Following is a reconciliation of the total liability for asset retirement obligations:

	2005	2004	2003
Balance, beginning of year	$166,941	$150,444	$159,344
Acquisition of Kumtor interest [note 20]	—	14,852	—
Additions to liabilities	579	2,074	—
Liabilities settled	(6,938)	(4,357)	(13,214)
Accretion expense	9,017	9,246	8,757
Impact of foreign exchange	(2,031)	(5,318)	(4,443)

Balance, end of year	$167,568	$166,941	$150,444

Following is a summary of the key assumptions on which the carrying amount of the asset retirement obligations is based:
(i)	Total undiscounted amount of the estimated cash flows – $239,000,000.

(ii)	Expected timing of payment of the cash flows – timing is based on life of mine plans. The majority of expenditures are expected to occur after 2013.

(iii)	Discount rates – 7.5% for operations in North America; 8.0% for operations in Kyrgyzstan; 8.5% for operations in Mongolia.
The asset retirement obligations liability is comprised of:

	2005	2004
Uranium	$101,573	$96,803
Conversion	44,923	47,090
Gold	21,072	23,048

Total	$167,568	$166,941

Under the BPLP lease agreement, OPG, as the owner of the Bruce nuclear plants, is responsible to decommission the Bruce facility and to provide funding and meet other requirements that the Canadian Nuclear Safety Commission (“CNSC”) may require of BPLP as licensed operator of the Bruce facility. OPG is also responsible to manage radioactive waste associated with decommissioning of the Bruce nuclear plants.
8. Other Liabilities

	2005	2004
Deferred revenue — currency hedges	$26,171	$22,975
Short-term financing	—	14,544
Accrued post-retirement benefit liability [note 18]	7,403	4,460
BPLP
Accrued post-retirement benefit liability [note 18]	78,149	—
Deferred revenue — electricity contracts	16,047	—
Other	14,563	6,424

	142,333	48,403
Less current portion	(17,553)	(17,317)

Net	$124,780	$31,086

F I N A N C I A L       I N F O R M A T I O N

9.	Share Capital
On January 31, 2006, the board of directors of Cameco approved a split of the company’s outstanding common shares on a two-for-one basis. The stock split was effected in the form of a stock dividend of one additional common share for each share owned by shareholders of record at the close of business on February 17, 2006.The company’s common shares commenced trading on a split basis on February 15, 2006 on the Toronto Stock Exchange (“TSX”) and February 23, 2006 on the New York Stock Exchange. All share and per-share data have been adjusted to reflect the stock split. If this data had not been adjusted, basic earnings per common share would have been $1.25 (2004 – $1.63; 2003 – $1.24).
Authorized share capital:
Unlimited number of first preferred shares
Unlimited number of second preferred shares
Unlimited number of voting common shares, and
One Class B share
(a)	Common Shares

Number Issued	2005	2004	2003
(Number of Shares)
Beginning of year	346,080,138	340,616,538	335,915,238
Issued:
Debenture conversions	16,150	—	—
Stock option plan [note 17]	3,473,760	5,463,600	4,701,300

Issued share capital	349,570,048	346,080,138	340,616,538

Amount	2005	2004	2003
Beginning of year	$751,145	$711,063	$685,491
Issued:
Debenture conversions	175	—	—
Stock option plan [note 17]	28,100	40,082	25,572

Issued share capital	779,420	751,145	711,063
Less loans receivable [note 17]	(385)	(586)	(2,718)

End of year	$779,035	$750,559	$708,345

(b)	Class B Share

One Class B share issued during 1988 and assigned $1 of share capital, entitles the shareholder to vote separately as a class in respect of any proposal to locate the head office of Cameco to a place not in the province of Saskatchewan.

(c)	Contributed Surplus

	2005	2004
Beginning of year	$511,674	$505,400
Stock-based compensation [note 17]	14,751	7,206
Options exercised [note 17]	(3,102)	(932)
Debenture conversions	(23)	—

End of year	$523,300	$511,674

F I N A N C I A L       I N F O R M A T I O N

10.	Cumulative Translation Account

The balance represents the cumulative unrealized net exchange loss on Cameco’s net investments in foreign operations and any foreign currency debt designated as hedges of the net investments.

11.	Interest and Other

	2005	2004	2003
Interest on long-term debt	$35,388	$40,014	$38,901
Redemption of preferred securities	—	6,817	—
Other interest and financing charges	1,600	3,870	2,221
Foreign exchange losses	3,719	331	3,620
(Gains) losses on derivatives	7,754	(7,217)	—
Interest income	(10,517)	(4,819)	(6,776)
Capitalized interest	(25,841)	(24,732)	(21,313)

Net	$12,103	$14,264	$16,653

12.	Other Income (Expense)

	2005	2004	2003
Restructuring of gold business	$—	$122,946	$—
Restructuring of Bruce Power	(93,545)	—	—
Sale of investment in Energy Resources of Australia Ltd	83,673	—	—
South Texas Project break fee	—	8,102	—
Dividends on portfolio investments	2,022	1,383	1,923
Writedown of portfolio investments	(6,323)	—	—
Equity in earnings (loss) of associated companies	184	990	(1,494)

Net	$(13,989)	$133,421	$429

13.	Income Taxes

The significant components of future income tax assets and liabilities at December 31 are as follows:

	2005	2004
Assets
Property, plant and equipment	$129,823	$87,203
Provision for reclamation	53,901	49,903
Foreign exploration and development	33,618	32,479
Other	53,691	5,621

Future income tax assets before valuation allowance	271,033	175,206
Valuation allowance	(112,519)	(95,500)

Future income tax assets, net of valuation allowance	$158,514	$79,706

Liabilities
Property, plant and equipment	$571,585	$568,275
Inventories	12,100	7,511
Long-term investments and other	93,681	75,597

Future income tax liabilities	$677,366	$651,383

Net future income tax liabilities	$518,852	$571,677
Less current portion	(73,910)	(38,653)

	$444,942	$533,024

F I N A N C I A L       I N F O R M A T I O N

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

	2005	2004	2003
Earnings before income taxes and minority interest	$274,626	$379,522	$183,304
Combined federal and provincial tax rate	42.4%	43.5%	44.1%

Computed income tax expense	116,441	165,092	80,837
Increase (decrease) in taxes resulting from:
Change in tax legislation	—	—	(81,300)
Provincial royalties and other taxes	3,079	5,541	7,380
Federal resource allowance	(8,181)	2,251	(1,506)
Manufacturing and processing deduction	(1,321)	(7,439)	(8,443)
Difference between Canadian rate and rates applicable to subsidiaries in other countries	(91,049)	(61,398)	(18,968)
Non-taxable portion of capital gain	(10,300)	(28,448)	—
Change in valuation allowance	17,019	(11,185)	—
Large corporations and other taxes	8,602	5,780	4,988
Stock-based compensation plans	6,121	3,128	1,076
Recovery of taxes due to amendment of tax treatment	(10,342)	—	—
Other	188	(37)	(5,507)

Income tax expense (recovery)	$30,257	$73,285	$(21,443)

In 2003, the federal government introduced amendments to the Canadian Income Tax Act which provided for a reduction in the corporate tax rate on income from resource activities. The cumulative effect of the change in income tax legislation on Cameco’s future income tax liability was a reduction of $86,200,000.
In 2003, the Ontario government introduced amendments to the Corporations Tax Act which provided for an increase in the corporate tax rate on all income. The cumulative effect of the change in income tax legislation on Cameco’s future income tax liability was an increase of $4,900,000.

	2005	2004	2003
Current income taxes
Canada	$53,719	$34,486	$6,984
United States	583	1,348	—
Other	27,678	6,393	3,235

	$81,980	$42,227	$10,219

Future income taxes (recovery)
Canada	$(56,923)	$38,153	$(30,786)
United States	2,538	(5,107)	—
Other	2,662	(1,988)	(876)

	$(51,723)	$31,058	$(31,662)

Net	$30,257	$73,285	$(21,443)

14. Statements of Cash Flows
Other Operating Items

	2005	2004	2003
Changes in non-cash working capital:
Accounts receivable	$(78,552)	$4,660	$8,329
Inventories	(21,079)	(51,913)	(11,590)
Supplies and prepaid expenses	(22,282)	(16,629)	(3,649)
Accounts payable and accrued liabilities	44,381	39,083	31,989
Hedge position settlements	63,248	3,634	30,852
Reclamation payments	(6,535)	(5,186)	(9,903)
Bruce Power distributions	83,740	—	—
Other	(4,727)	3,685	(566)

Total	$58,194	$(22,666)	$45,462

F I N A N C I A L I N F O R M A T I O N

15. Joint Ventures
Cameco conducts a portion of its exploration, development, mining and milling activities through joint ventures. Cameco’s significant uranium joint venture interests are comprised of:

Producing:
McArthur River	69.81%
Key Lake	83.33%

Non-producing:
Cigar Lake	50.03%
Inkai	60.00%
Uranium joint ventures allocate uranium production to each joint venture participant and the joint venture participant derives revenue directly from the sale of such product. Mining and milling expenses incurred by the joint venture are included in the cost of inventory.
Cameco previously accounted for its investment in BPLP using the equity method. As a result of the restructuring of the partnership agreement, which provides for joint control among the three major partners, Cameco began accounting for this investment as a joint venture effective November 1, 2005 [note 16].
16. Investment in BPLP
(a) Restructuring
On October 31, 2005, a new Bruce A limited partnership was formed to hold the lease for the four Bruce A reactors. Cameco was not part of this new partnership but it has maintained its existing 31.6% interest in BPLP, which retained ownership of the four Bruce B reactors. BPLP received an initial payment for the assets transferred to the Bruce A partnership which resulted in a special distribution to the partners. Cameco’s share of the special distribution was $200,000,000. The reorganization involving Bruce A triggered a loss of about $62,000,000 (Cameco’s share after tax) and resulted in amendments to the existing partnership agreement. These amendments led to joint control among the three major partners. As a result, effective November 1, 2005, Cameco has proportionately consolidated its 31.6% interest. Prior to November 1, 2005, Cameco was using the equity method to account for this investment.
(b) Fuel Supply Agreements
Cameco has entered into fuel supply agreements with BPLP for the procurement of fabricated fuel. Under these agreements, Cameco will supply uranium and conversion services and finance the purchase of fabrication services. Contract terms are at market rates and on normal trade terms. During 2005, sales of uranium and conversion services to BPLP amounted to $22,017,000 (2004 — $24,786,000), approximately 1.7% (2004 — 2.4%) of Cameco’s total revenue. At December 31, 2005, amounts receivable under these agreements totalled $26,666,000 (2004 — $20,887,000).
(c) Supplementary Information
Cameco holds a 31.6% limited partnership interest in BPLP. Prior to November 1, 2005, Cameco accounted for its interest in BPLP using the equity method. Since November 1, 2005, Cameco has proportionately consolidated its share of BPLP. For 2005, $114,000,000 of earnings before taxes was accounted for under the equity method.
Balance Sheets

(Millions)	2005	2004
Current assets	$133	$123
Property, plant and equipment	415	706
Long-term receivables and investments	144	54

	$692	$883

Current liabilities	$98	$77
Long-term liabilities	354	356

	452	433
Equity	240	450

	$692	$883

F I N A N C I A L I N F O R M A T I O N

Statements of Earnings

(Millions)	2005	2004	2003
Revenue	$565	$494	$351
Operating costs	380	366	252

Earnings before interest and taxes	185	128	99
Interest	21	21	22
Loss on restructuring	47	—	—

Earnings before taxes	$117	$107	$77

Statements of Cash Flows

(Millions)	2005	2004	2003
Cash provided by operations	$244	$140	$122
Cash provided by (used in) investing	103	(114)	(167)
Cash (used in) provided by financing	(328)	(33)	41
17. Stock-Based Compensation Plans
Stock Option Plan
Cameco has established a stock option plan under which options to purchase common shares may be granted to directors, officers and other employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. Options granted prior to 1999 expire 10 years from the date of the grant of the option.
Prior to 1999, participants were eligible to receive loans from Cameco to assist in the purchase of common shares pursuant to the exercise of options. The maximum term of the loans was 10 years from the date of the grant of the related option. The loans bear interest at a rate equivalent to the regular dividends paid on the common shares to which the loans were provided. Common shares purchased by way of a company loan are held in escrow in the account of the option holder and are pledged as security for the respective loan until the loan has been repaid in full. Outstanding loans are shown as a reduction of share capital [note 9].
The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 31,460,418, of which 19,613,034 shares have been issued.
Stock option transactions for the respective years were as follows:

(Number of Options)	2005	2004	2003
Beginning of year	9,737,340	12,240,000	13,342,500
Options granted	2,631,180	4,170,000	4,238,100
Options exercised [note 9]	(3,473,760)	(5,463,600)	(4,701,300)
Options cancelled	(171,590)	(1,209,060)	(639,300)

End of year	8,723,170	9,737,340	12,240,000

Exercisable	2,859,318	3,253,800	5,724,600

Upon exercise of certain existing options, additional options in respect of 121,600 shares would be granted.
Weighted average exercise prices were as follows:

	2005	2004	2003
Beginning of year	$7.64	$6.71	$6.50
Options granted	27.11	11.42	6.43
Options exercised	7.16	7.20	5.44
Options cancelled	28.79	13.17	9.68

End of year	$13.29	$7.64	$6.71

Exercisable	$6.93	$6.27	$7.30

F I N A N C I A L I N F O R M A T I O N

Total options outstanding and exercisable at December 31, 2005 were as follows:

2005	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Option Price		Remaining	Exercisable		Exercisable
Per Share	Number	Life	Price	Number	Price
$ 3.13 - 5.84	720,000	3	$4.40	720,000	$4.40
5.85 - 9.17	2,945,800	5	6.42	1,586,800	6.80
9.18 - 12.59	2,588,480	6	10.54	552,518	10.61
12.60 - 35.88	2,468,890	8	26.97	—	—

	8,723,170			2,859,318

The foregoing options have expiry dates ranging from March 10, 2006 to December 8, 2015.
CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, establishes a fair value based method of accounting for stock-based compensation plans which Cameco has adopted effective January 1, 2003.
For the year ended December 31, 2005, Cameco has recorded compensation expense of $14,751,000 (2004 — $7,206,000; 2003 — $2,439,000) with an offsetting credit to contributed surplus to reflect the estimated fair value of stock options granted to employees in 2005.
Since Cameco’s stock option awards vest over three years, the compensation expense included in the determination of net income for 2005 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of CICA Section 3870.
Cameco has applied the pro forma disclosure provisions of the standard to awards granted on or after January 1, 2002 but prior to January 1, 2003. The pro forma effect of awards granted prior to January 1, 2002 has not been included. The pro forma net earnings, basic and diluted earnings per share after giving effect to the grant of these options in 2002 are:

	2005	2004	2003
Net earnings — as reported	$217,631	$278,785	$208,163
Add: Stock option employee compensation expense included in reported net earnings	14,751	7,206	2,439
Deduct: Total stock option employee compensation expense determined under fair value based method for all awards	(14,828)	(7,810)	(3,893)

Net earnings — pro forma	$217,554	$278,181	$206,709

Pro forma basic earnings per share	$0.63	$0.81	$0.61

Pro forma diluted earnings per share	$0.60	$0.78	$0.60

The fair value of the options issued was determined using the Black-Scholes option-pricing model with the following assumptions:

	2005	2004	2003
Number of options granted	2,631,180	4,170,000	4,238,100
Average strike price	$27.11	$11.42	$6.43
Expected dividend	$0.12	$0.10	$0.10
Expected volatility	34%	37%	20%
Risk-free interest rate	3.5%	3.3%	4.1%
Expected life of option	4 years	4 years	5 years
Expected forfeitures	15%	15%	10%
Weighted average grant date fair values	$8.36	$3.39	$1.36
F I N A N C I A L I N F O R M A T I O N

Executive Performance Share Unit (PSU), Deferred Share Unit (DSU), and Other Plans
Commencing in 2005, Cameco provides each executive officer an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash at the board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total shareholder return over the three years, Cameco’s ability to meet its annual cash flow from operations targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. As of December 31, 2005, the total PSUs held by the executive was 196,200.
Cameco offers a deferred share unit plan to non-employee directors. A DSU is a notional unit that reflects the market value of a single common share of Cameco. In 2005, 60% of each director’s annual retainer was paid in DSUs. In addition, on an annual basis directors can elect to receive the remaining 40% of their annual retainer and any additional fees in the form of DSUs. Each DSU fully vests upon award. The DSUs will be redeemed for cash upon a director leaving the board. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Cameco on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the director. As of December 31, 2005, the total DSUs held by participating directors was 281,766 (2004 – 251,358).
Cameco makes annual grants of bonuses to eligible non-North American employees in the form of phantom stock options. Options under this plan are not physically granted; rather employees receive the equivalent value of shares in cash when exercised. Options granted under the phantom stock option plan have an award value equal to the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. As of December 31, 2005, the number of options held by participating employees was 443,760 (2004 – 577,800) with exercise prices ranging from $4.81 to $27.04 per share (2004 – $4.81 to $10.52) and a weighted average exercise price of $12.12 (2004 – $8.35).
Cameco has recognized the following amounts for these plans:

	2005	2004	2003
Performance share units	$2,011	$–	$–
Deferred share units	4,089	1,896	1,032
Phantom stock options	8,537	4,376	3,058
18. Pension and Other Post-Retirement Benefits
Cameco maintains both defined benefit and defined contribution plans providing pension and post-retirement benefits to substantially all of its employees.
Under the defined pension benefit plans, Cameco provides benefits to retirees based on their length of service and final average earnings. The non-pension post-retirement plan covers such benefits as group life and supplemental health insurance, to eligible employees and their dependents. The costs related to the non-pension post-retirement plans are charged to earnings in the period during which the employment services are rendered. However, these future obligations are not funded.
The effective date for the most recent valuations for funding purposes on the pension benefit plans is January 1, 2003. The next planned effective date for valuation for funding purposes of the pension benefit plans is set to be January 1, 2006. The status of the defined plans is as follows:
(a) Accrued Benefit Obligation

	Pension Benefit Plans		Other Benefit Plans
	2005	2004	2005	2004
Balance at beginning of year	$16,478	$15,380	$4,460	$3,389
Current service cost	803	806	226	186
Interest cost	849	1,031	271	271
Actuarial loss (gain)	–	–	2,364	(26)
Plan amendments	–	–	258	772
Benefits paid	(2,199)	(576)	(176)	(132)
Foreign exchange rate changes	(5)	(163)	–	–

	$15,926	$16,478	$7,403	$4,460

F I N A N C I A L I N F O R M A T I O N

(b) Plan Assets

	Pension Benefit Plans
	2005	2004
Fair value at beginning of year	$23,201	$21,758
Actual return on plan assets	1,337	885
Employer contributions	1,064	1,134
Benefits paid	(2,199)	(576)

Fair value at end of year	$23,403	$23,201

     Plan assets consist of:

	Pension Benefit Plans
	2005	2004
Asset Category (i)
Equity securities	32%	32%
Bonds	20%	22%
Other (ii)	48%	46%

Total	100%	100%

(i)	The defined benefit plan assets contain no material amounts of related party assets at December 31, 2005 and 2004 respectively.

(ii)	Relates to the value of the refundable tax account held by the Canada Revenue Agency. The refundable total is approximately equal to half of the sum of the realized investment income plus employer contributions less half of the benefits paid by the plan.
(c) Funded Status Reconciliation

	Pension Benefit Plans		Other Benefit Plans
	2005	2004	2005	2004
Fair value of plan assets	$23,403	$23,201	$—	$—
Accrued benefit obligation	15,926	16,478	7,403	4,460

Funded status of plans — surplus (deficit)	7,477	6,723	(7,403)	(4,460)

Unamortized net actuarial loss	1,249	1,740	—	—
Unamortized transitional obligation	963	1,669	—	—

Accrued benefit asset (liability) [notes 5, 8]	$9,689	$10,132	$(7,403)	$(4,460)

(d) Net Pension Expense

	2005	2004	2003
Current service cost	$803	$806	$806
Interest cost	849	1,031	984
Actual return on plan assets	(1,337)	(885)	(711)
Actuarial gain	—	—	(483)

Balance prior to adjustments to recognize the long-term nature of employee future benefit costs	315	952	596
Difference between actual and expected return on plan assets in the year	491	60	110
Difference between actuarial loss recognized for year and actual actuarial (gain) on accrued benefit obligation for year	—	87	672
Amortization of transitional obligation	706	694	694

Defined benefit pension expense	1,512	1,793	2,072
Defined contribution pension expense	6,569	5,418	4,857

Net pension expense	$8,081	$7,211	$6,929

F I N A N C I A L I N F O R M A T I O N

	2005	2004	2003
Significant assumptions at December 31
Discount rate	5.3%	6.5%	6.5%
Rate of compensation increase	4.5%	4.5%	4.5%
Long-term rate of return on assets	7.0%	7.0%	7.0%
(e) Other Post-Retirement Benefit Expense (Gain)

	2005	2004	2003
Current service cost	$226	$186	$129
Interest cost	271	271	206
Actuarial (gain) loss	2,364	(26)	(952)
Plan amendment costs	258	772	—

Other post-retirement benefit expense (gain)	$3,119	$1,203	$(617)

	2005	2004	2003
Significant assumptions at December 31
Discount rate	5.3%	6.5%	6.5%
Initial health care cost trend rate	11%	11%	11%
Cost trend rate declines to	6%	6%	6%
Year the rate reaches its final level	2011	2008	2008
(f) Pension and Other Post-Retirement Benefits Cash Payments

	2005	2004	2003
Employer contributions to funded pension plans	$1,599	$567	$10,885
Benefits paid for unfunded benefit plans	176	132	86
Cash contributions to defined contribution plans	6,569	5,418	4,857

Total cash payments for employee future benefits	$8,344	$6,117	$15,828

BPLP
BPLP has a funded registered pension plan and an unfunded supplemental pension plan. The funded plan is a contributory, defined benefit plan covering all employees up to the limits imposed by the Income Tax Act. The supplemental pension plan is a non-contributory, defined benefit plan covering all employees with respect to benefits that exceed the limits under the Income Tax Act. These plans are based on years of service and final average salary.
BPLP also has other post-retirement benefit and other post-employment benefit plans that provide for group life insurance, health care and long-term disability benefits. These plans are non-contributory.
The effective date for the most recent valuations for funding purposes on the pension benefit plans is January 1, 2004. The next planned effective date for valuation for funding purposes of the pension benefit plans is set to be January 1, 2007. The status of the defined plans is as follows:
(a) Funded Status Reconciliation

	Pension Benefit Plans	Other Benefit Plans
	2005	2005
Fair value of plan assets	$526,188	$—
Accrued benefit obligation	658,690	67,103

Funded status of plans — deficit	(132,502)	(67,103)
Unamortized net actuarial (gain) loss	150,621	(11,046)

Accrued benefit asset (liability) [notes 5, 8]	$18,119	$(78,149)

F I N A N C I A L I N F O R M A T I O N

(b) Pension Asset Categories

	Asset Allocation	Target Allocation
	2005	2005
Asset Category (i)
Equity securities	70%	70%
Fixed income	29%	30%
Cash	1%	—

Total	100%	100%

The assets of the pension plan are managed on a going concern basis subject to legislative restrictions. The plan’s investment policy is to maximize returns within an acceptable risk tolerance. Pension assets are invested in a diversified manner with consideration given to the demographics of the plan participants. Rebalancing will take place on a monthly basis if outside of 3% of the target asset allocation.
(i) The defined benefit plan assets contain no material amounts of related party assets at December 31, 2005.
(c) Net Benefit Expense

	Pension Benefit Plans	Other Benefit Plans
	2005	2005
Current service cost	$3,099	$555
Interest cost	5,301	550
Actual return on plan assets	(12,425)	—
Actuarial loss	18,412	1,935

Balance prior to adjustments to recognize the long-term nature of employee future benefit costs	14,387	3,040
Difference between actual and expected return on plan assets in the year	7,157	—
Difference between actuarial (gain) loss recognized and actual actuarial loss on accrued benefit obligation for year	(17,840)	(2,227)

Net benefit expense	$3,704	$813

(d) Assumptions

	Pension Benefit Plans	Other Benefit Plans
	2005	2005
Significant assumptions at December 31
Discount rate	5.3%	5.0%
Rate of compensation increase	3.5%	3.5%
Long-term rate of return on assets	7.3%	—

Assumed health care cost trend rates as at December 31
Initial health care cost trend rate		10.0%
Cost trend rate declines to		4.5%
Year the rate reaches its final level		2011
(e) Pension and Other Post-Retirement Benefits Cash Payments

2005
Employer contributions to funded pension plans	$—
Benefits paid for unfunded benefit plans	189

Total cash payments for employee future benefits	$189

Benefits paid by the funded pension plan were $800,000 for 2005. BPLP’s expected contributions for the year ended December 31, 2006 are approximately $22,200,000 for the pension benefit plans and $1,500,000 for the other benefit plans.
F I N A N C I A L I N F O R M A T I O N

The following are estimated future benefit payments, which reflect expected future service:

	Pension Benefit Plan	Other Benefit Plans
2006	$7,500	$1,500
2007	10,500	1,800
2008	13,800	2,100
2009	17,200	2,300
2010	20,900	2,700
2011 to 2015	159,500	17,900
19. Goodwill
The acquisitions undertaken as part of the gold restructuring were accounted for using the purchase method whereby assets and liabilities assumed were recorded at their fair market value as of the date of acquisition [note 20]. The excess of the purchase price over such fair value was recorded as goodwill.
Cameco tests goodwill for possible impairment on an annual basis and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. During the third quarter of 2005, Cameco completed the goodwill impairment test for all reporting units. The results of this test indicated there was no impairment.
20. Restructuring of the Gold Business
(a) Initial Public Offering
Under its initial public offering, Centerra issued 5,000,000 common shares to the public on June 30, 2004 for net proceeds of $73,625,000 after deducting the underwriter’s fees of 5%. On July 28, 2004, the underwriters to the initial public offering of Centerra exercised their over-allotment option to acquire an additional 1,875,000 shares for net proceeds of $27,609,000.
(b) Acquisition of 66.7% Interest in KGC
Pursuant to the restructuring agreement between Cameco Gold Inc. (a wholly owned subsidiary of Cameco) and Kyrgyzaltyn, Centerra acquired an additional 66.7% interest in KGC, resulting in KGC becoming a wholly owned subsidiary of Centerra. The purchase price consisted of $11,000,000 (US) in cash, the contribution of a promissory note receivable and common shares of Centerra. The acquisition was accounted for using the purchase method and the results of operations are included, as to 100%, in the consolidated financial statements from June 22, 2004. Previously, Cameco Gold Inc.’s 33.3% interest was accounted for by the proportionate consolidation method.
The values assigned to the net assets acquired were as follows:

Cash and other working capital	$58,700
Property, plant and equipment	192,071
Goodwill [note 19]	178,733
Asset retirement obligation [note 7]	(14,852)
Subordinated debt	(44,282)
Future tax liability	(12,756)
Net assets acquired	$357,614

Financed by:
Cash	$15,158
Note receivable from Kyrgyzaltyn	5,155
Settlement of shareholder subordinated loan	60,622
Common shares of Centerra	276,679
$357,614
(c) AGR Limited (“AGR”)
(i)	Acquisition of 56.2% Interest in AGR

On March 5, 2002, Cameco acquired a 52.2% interest in AGR. AGR is an Australia-based exploration company whose principal asset is a 95.0% interest in the Boroo gold deposit located in Mongolia. The purchase price was financed with $12,000,000 (US) in cash and the contribution of a neighbouring property. In exchange, AGR issued 240,000,000 shares to Cameco. The acquisition was accounted for using the purchase method and the results of operations are included in Cameco’s consolidated financial statements from the effective date of the purchase.
F I N A N C I A L I N F O R M A T I O N

     The values assigned to the net assets acquired were as follows:

Cash and other working capital	$13,845
Property, plant and equipment	27,054
Minority interest	(18,981)

Net assets acquired	$21,918

Financed by:
Cash	$19,562
Property, at carrying value	2,356

$21,918

Subsequent to the acquisition, Cameco provided an additional $3,000,000 (US) for further exploration in the area in exchange for an incremental 4% interest in AGR (43,000,000 shares), increasing its total interest to 56.2% at December 31, 2002. Upon restructure, the 56.2% interest was transferred to Centerra.
(ii)	Acquisition of 43.8% Interest in AGR

Effective June 30, 2004, Centerra acquired an additional 43.7% interest in AGR, resulting in Centerra’s interest in AGR rising to 99.9%. The purchase price was satisfied through the issuance of Centerra common shares. The acquisition was accounted for as a step purchase and the results of operations are included as it was already a consolidated subsidiary. Subsequent to June 30, 2004, Centerra acquired the remaining 0.1% ownership interests in AGR, making it a wholly owned subsidiary of Centerra.
The values assigned to the net assets acquired were as follows:

Reduction of minority interest	$18,915
Mark-to-market loss on hedge contracts	(7,946)
Property, plant and equipment	32,253
Goodwill [note 19]	35,573
Future tax asset	(1,971)

Net assets acquired	$76,824

Financed by:
Common shares of Centerra	$76,637
Cash	187

$76,824

(d) Exchange of KGC Subordinated Debt
Effective June 30, 2004, Centerra exchanged common shares and cash in exchange for the subordinated debt of KGC.

Fair value of exchange amount:
Common shares issued	$47,449
Cash	18,975

66,424
Net book value of subordinated debt acquired	(53,906)

Loss on exchange of debt	$12,518

(e) Dilution Gain
The transactions noted above resulted in Cameco’s interest in Centerra being diluted. As a result of this dilution, Cameco recorded a pre-tax gain of $139,000,000 in its 2004 earnings.
F I N A N C I A L I N F O R M A T I O N

21. Commitments and Contingencies
(a)	Cameco signed a toll-conversion agreement with British Nuclear Fuels plc (BNFL) to acquire uranium UF6 conversion services from BNFL’s Springfields plant in Lancashire, United Kingdom. Under the 10-year agreement, BNFL is obligated to annually convert a base quantity of five million kgU as UO 3 to UF 6 for Cameco.

(b)	A jury action was commenced by Oren Benton on November 28, 2000 in the State of Colorado, USA, against Cameco. The action claims in excess of $200,000,000 (US) for breach of contract, breach of duty of good faith and fair dealing, and tortuous interference with contractual relations and/or business expectations. Cameco’s motion to dismiss the claim was granted by Senior Judge Daniel B. Sparr by order filed November 15, 2002 and Mr. Benton’s claim was dismissed. Mr. Benton has unsuccessfully appealed this decision and his appeal to the Supreme Court of the United States was also denied.

On October 9, 2005, Oren Benton filed a claim in Regina, Saskatchewan. The claim is similar to the action he commenced in Colorado except it does not specify the amount of damages claimed. Management is of the opinion, after review of the facts with counsel, that the claim is completely without merit and that the outcome of this action will not have a material financial impact on Cameco’s financial position, results of operations and liquidity.

(c)	Cameco’s wholly owned subsidiary, Power Resources Inc. (“PRI”), and two unrelated third parties have been sued in the United States District Court for the District of Wyoming by Mountain West Mines Inc. (“MWM”). MWM claims that PRI and the other defendants owe it royalties on uranium mined in the Powder River Basin of Wyoming (which encompasses the Highland and Smith Ranch operations). PRI’s exposure consists of unpaid royalties plus interest, and a continuing royalty on uranium from its operations within the Powder River Basin of approximately 4% of the selling price. MWM has submitted an expert report claiming that the amount of unpaid royalties is $6,690,755 (US) for the period 1993 through 2003 and the amount of interest thereon is $4,153,607 (US) as of January 7, 2005. The non-jury trial for this matter had originally been scheduled to start on June 20, 2005. The presiding judge had rescheduled the trial to August 5, 2005. On April 29, 2005, a hearing was held on MWM’s motion that the Statement of Defense filed by PRI and the other defendants be struck, and the competing motion by PRI and the two other defendants that MWM’s complaint be struck. The Magistrate Judge issued a report to the presiding judge on May 27, 2005 recommending that the defendant’s motion to strike MWM’s complaint be granted. The presiding judge endorsed the report of the Magistrate Judge and issued a judgment on September 15, 2005 dismissing MWM’s claim and awarding the defendant’s legal costs. The judgment is now being appealed.

Management is of the opinion, after review of the facts with counsel, that PRI will prevail and, therefore, this action will not have a material financial impact on Cameco’s financial position, results of operations and liquidity.

(d)	On February 9, 2006, Cameco was served with a Statement of Claim issued out of the Ontario Superior Court of Justice by Rio Algom Limited (“Rio Algom”). Cameco is named in the Statement of Claim as a co-defendant with The Attorney General of Canada. In the Statement of Claim, Rio Algom is claiming against Cameco and The Attorney General of Canada $75,000,000 in damages plus costs and pre-judgment interest. The claim relates to tailings management costs incurred by Rio Algom for the now defunct uranium mines in the Elliott Lake area of northern Ontario. Rio Algom claims it is entitled to recover these costs under uranium sales agreements entered into in the 1950s by Rio Algom’s predecessors and Eldorado Nuclear Mining and Refining Ltd., a federal crown corporation. Rio Algom claims Cameco is now responsible for Eldorado Nuclear Mining and Refining Ltd.’s historical liabilities.

(d)	Management is of the opinion, after review of the facts with counsel, that the claim is completely without merit and that the outcome of this action will not have a material financial impact on Cameco’s financial position, results of operations and liquidity.

(e)	In the fourth quarter, KGC entered into contracts to purchase plant and equipment for $62,200,000 (US). These commitments are expected to be settled in 2006.

(f)	Annual supplemental rents of $26,000,000 (subject to CPI) per operating reactor are payable by BPLP to OPG. Should the hourly annual average price of electricity in Ontario fall below $30 per megawatt hour, the supplemental rent reduces to $13,000,000 per operating reactor. In accordance with the Sublease Agreement, Bruce A L.P. will participate in its share of any adjustments to the supplemental rent.

(g)	Cameco, TransCanada and BPC have assumed the obligations to provide financial guarantees on behalf of BPLP. Cameco has provided the following financial assurances, with varying terms that range from 2004 to 2018:
i)	Licensing assurances to Canadian Nuclear Safety Commission of up to $133,300,000. At December 31, 2005, Cameco’s actual exposure under these assurances was $23,700,000.

ii)	Guarantees to customers under power sales agreements of up to $166,700,000. At December 31, 2005, Cameco’s actual exposure under these guarantees was $102,200,000.

iii)	Termination payments to OPG pursuant to the lease agreement of $58,300,000.
F I N A N C I A L I N F O R M A T I O N

(h)	Commitments
At December 31, 2005, Cameco’s purchase commitments, the majority of which are fixed price uranium and conversion purchase arrangements, were as follows:

(Millions (US))
2006	$141
2007	126
2008	136
2009	126
2010	114
Thereafter	413
Total	$1,056

22. Financial Instruments
The majority of revenues are derived from the sale of uranium products. Cameco’s financial results are closely related to the long- and short-term market price of uranium sales and conversion services. Prices fluctuate and can be affected by demand for nuclear power, worldwide production and uranium inventory levels, and political and economic conditions in uranium producing and consuming countries. Revenue from gold operations is largely dependent on the market price of gold, which can be affected by political and economic factors, industry activity and the policies of central banks with respect to their levels of gold held as reserves. Financial results are also impacted by changes in foreign currency exchange rates and other operating risks.
To hedge risks associated with fluctuations in the market price for uranium, Cameco seeks to maintain a portfolio of uranium sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from price volatility. Cameco enters into forward sales contracts to establish a price for future deliveries of US dollars. Net realized gains (losses) on contracts designated as hedges are recorded as deferred revenues (deferred charges) and recognized in earnings when the related hedged transactions occur.
Financial assets that are subject to credit risks include cash and securities, accounts receivable and commodity and currency instruments. Cameco mitigates credit risk on these financial assets by holding positions with a variety of large creditworthy institutions. Sales of uranium, with short payment terms, are made to customers that management believes are creditworthy.
Except as disclosed below, the fair market value of Cameco’s financial assets and financial liabilities approximates net book value as a result of the short-term nature of the instrument or the variable interest rate associated with the instrument.
BPLP is exposed to changes in electricity prices associated with an open spot market for electricity in Ontario. To hedge the commodity price risk exposure associated with changes in the price of electricity, BPLP enters into various energy and related sales contracts. These instruments have terms ranging from 2005 to 2008. At December 31, 2005, the mark-to-market loss on these sales contracts was $37,708,000.
Currency
At December 31, 2005, Cameco had $1,132,000,000 (US) in forward contracts at an average exchange rate of $1.25 and €32,450,000 at an average exchange rate of $1.20. The foreign currency contracts are scheduled for use as follows:

(Millions)	US	Rate	Cdn	Euro	Rate	US
2006	$467	1.29	$602	€9	1.19	$11

2007	370	1.24	458	11	1.20	13

2008	195	1.21	236	7	1.20	8

2009	100	1.18	118	5	1.20	6

Total	$1,132	1.25	$1,414	€32	1.20	$38

These positions consist entirely of forward sales contracts. The average exchange rate reflects the original spot prices at the time the contracts were entered into and includes deferred revenue. The realized exchange rate will depend on the forward premium (discount) that is earned (paid) as contracts are utilized.
At December 31, 2005, Cameco’s net mark-to-market gain on these foreign currency instruments was $36,600,000 (Cdn).
F I N A N C I A L I N F O R M A T I O N

23. Per Share Amounts
Per share amounts have been calculated based on the weighted average number of common shares outstanding during the year net of shares held as security for employee loans to purchase such shares. The weighted average number of paid shares outstanding in 2005 was 347,863,822 (2004 – 342,889,722; 2003 – 336,717,342).

	2005	2004	2003
Basic earnings per share computation
Net earnings	$217,631	$278,785	$208,163
Weighted average common shares outstanding	347,864	342,890	336,718

Basic earnings per common share	$0.63	$0.81	$0.62

Diluted earnings per share computation
Net earnings	$217,631	$278,785	$208,163
Dilutive effect of:
Convertible debentures	8,394	8,055	2,290

Net earnings, assuming dilution	$226,025	$286,840	$210,453

Weighted average common shares outstanding	347,864	342,890	336,718
Dilutive effect of:
Convertible debentures	21,214	21,230	5,700
Stock options	4,614	4,338	3,894

Weighted average common shares outstanding, assuming dilution	373,692	368,458	346,312

Diluted earnings per common share	$0.60	$0.78	$0.61

F I N A N C I A L I N F O R M A T I O N

24. Segmented Information
Cameco has four reportable segments: uranium, conversion, power and gold.The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate.The conversion segment involves the refining and conversion of uranium concentrate and the purchase and sale of conversion services.The power segment involves the generation and sale of electricity.The gold segment involves the exploration for mining, milling and sale of gold.
Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies.
Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies.
(a) Business Segments

2005			(i)			(i)
(Millions)	Uranium	Conversion	Power	Gold	Subtotal	Adjustments	Total
Revenue	$690.1	$157.7	$577.8	$412.1	$1,837.7	$(525.0)	$1,312.7

Expenses
Products and services sold	428.5	120.2	315.4	231.0	1,095.1	(281.1)	814.0
Depreciation, depletion and reclamation	102.1	9.8	76.6	73.9	262.4	(64.8)	197.6
Exploration	25.7	—	—	31.8	57.5	—	57.5
Research and development	—	2.4	—	—	2.4	—	2.4
Other	(79.5)	—	109.1	—	29.6	(13.3)	16.3
Gain on sale of assets	(0.2)	(0.1)	—	(1.2)	(1.5)	—	(1.5)
Earnings from Bruce Power						(165.8)	(165.8)
Non-segmented expenses							117.6

Earnings before income taxes and minority interest	213.5	25.4	76.7	76.6	392.2	–	274.6
Income tax expense							30.3
Minority interest							26.7

Net earnings							$217.6

Assets	$2,927.0	$239.3	$786.6	$819.9	$4,772.8	$–	$4,772.8
Capital expenditures for the year	$203.8	$18.4	$335.2	$39.9	$597.3	$(312.4)	$284.9

2004			(i)			(i)
(Millions)	Uranium	Conversion	Power	Gold	Subtotal	Adjustments	Total
Revenue	$581.5	$144.5	$513.4	$322.5	$1,561.9	$(513.4)	$1,048.5

Expenses
Products and services sold	377.9	101.9	313.5	143.3	936.6	(313.5)	623.1
Depreciation, depletion and reclamation	99.5	9.6	67.8	71.1	248.0	(67.8)	180.2
Exploration	17.0	—	—	19.0	36.0	—	36.0
Research and development	—	1.9	—	—	1.9	—	1.9
Other	(1.8)	—	11.4	(123.5)	(113.9)	(11.4)	(125.3)
Gain on sale of assets	(1.7)	—	—	(0.3)	(2.0)	—	(2.0)
Earnings from Bruce Power						(120.7)	(120.7)
Non-segmented expenses							75.7

Earnings before income taxes and minority interest	90.6	31.1	120.7	212.9	455.3	–	379.6
Income tax expense							73.3
Minority interest							27.5

Net earnings							$278.8

Assets	$2,455.0	$206.4	$1,079.6	$742.1	$4,483.1	$(431.0)	$4,052.1
Capital expenditures for the year	$122.5	$14.0	$114.3	$11.8	$262.6	$(114.3)	$148.3
F I N A N C I A L I N F O R M A T I O N

			(i)			(i)
2003	Uranium	Conversion	Power	Gold	Subtotal	Adjustments	Total
(Millions)
Revenue	$570.3	$142.4	$364.7	$114.2	$1,191.6	$(364.7)	$826.9
Expenses
Products and services sold	394.2	91.8	221.0	52.2	759.2	(221.0)	538.2
Depreciation, depletion and reclamation	93.5	10.9	34.6	21.5	160.5	(34.6)	125.9
Exploration	13.2	—	—	8.7	21.9	—	21.9
Research and development	—	1.7	—	—	1.7	—	1.7
Other	(0.4)	—	1.2	—	0.8	(1.2)	(0.4)
Earnings from Bruce Power						(107.9)	(107.9)
Non-segmented expenses							64.1

Earnings before income taxes and minority interest	69.8	38.0	107.9	31.8	247.5	—	183.4
Income tax recovery							(21.4)
Minority interest							(3.4)

Net earnings							$208.2

Assets	$2,365.6	$180.0	$992.3	$347.4	$3,885.3	$(454.1)	$3,431.2
Capital expenditures for the year	$72.5	$6.0	$156.5	$88.3	$323.3	$(156.5)	$166.8

(i)	Consistent with the presentation of financial information for internal management purposes, Cameco’s pro rata share of BPLP’s financial results have been presented as a separate segment. In accordance with GAAP, this investment was accounted for by the equity method of accounting in these consolidated financial statements to October 31, 2005 [note 16] and the associated revenues and expenses prior to the restructuring are eliminated in the adjustments column.
(b) Geographic Segments

(Millions)	2005	2004	2003
Revenue from products and services
Canada — domestic	$56.2	$77.4	$40.2
— export	267.7	244.0	337.5
United States	576.7	404.6	335.0
Kyrgyzstan	260.5	207.8	114.2
Mongolia	151.6	114.7	—

	$1,312.7	$1,048.5	$826.9

Assets
Canada	$3,767.5	$3,089.2	$2,882.4
United States	302.0	246.3	233.1
Kyrgyzstan	474.7	494.5	163.7
Mongolia	188.4	193.3	130.0
Kazakhstan	40.2	28.8	22.0

	$4,772.8	$4,052.1	$3,431.2

(c) Major Customers
Cameco relies on a small number of customers to purchase a significant portion of its uranium concentrates and uranium conversion services. During 2005, revenues from one customer of Cameco’s uranium and conversion segments represented approximately $134,600,000 (16%) of Cameco’s total revenues. In 2004, revenues from one customer of Cameco’s uranium and conversion segments represented approximately $86,500,000 (12%) of Cameco’s total revenues. In 2003, revenues from one customer of Cameco’s uranium and conversion segments represented approximately $97,000,000 (14%) of total revenue. As customers are relatively few in number, accounts receivable from any individual customer may periodically exceed 10% of accounts receivable depending on delivery schedules.
During 2005, electricity revenues from one customer of BPLP represented approximately 11% of BPLP’s total revenues.
F I N A N C I A L I N F O R M A T I O N

25. Generally Accepted Accounting Principles in Canada and the United States
The consolidated financial statements of Cameco are expressed in Canadian dollars in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States (US GAAP).
(a)	Reconciliation of earnings in accordance with Canadian GAAP to earnings determined in accordance with US GAAP:

	2005	2004	2003
Net earnings under Canadian GAAP	$217,631	$278,785	$208,163
Add (deduct) adjustments for (d):
Depreciation and depletion (i)	—	1,618	2,579
Mineral property costs (ii)	(1,760)	11,028	(7,218)
Pre-operating costs (iii)	1,512	3,658	1,512
Hedges and derivative instruments (iv)	(1,765)	(12,104)	12,304
Earnings from BPLP (iii) (iv)	25,407	2,015	(13,938)
Income tax effect of adjustments	(7,785)	(1,808)	2,034

Net earnings before cumulative effect of a change in accounting policy	233,240	283,192	205,436
Cumulative effect of a change in accounting policy (vi)	—	—	10,683

Net earnings under US GAAP	233,240	283,192	216,119
Hedges and derivative instruments (iv)	(36,748)	32,691	29,508
Foreign currency translation adjustments (v)	(12,875)	(27,266)	(32,309)
Unrealized gain (loss) on available-for-sale securities (vii)	(60,606)	36,849	21,410

Comprehensive income under US GAAP	$123,011	$325,466	$234,728

Basic net earnings per share under US GAAP*	$0.67	$0.83	$0.64

Diluted earnings per share under US GAAP*	$0.65	$0.79	$0.63

* Per share amounts for 2004 and 2003 have been restated to reflect the stock split [note 9].
(b)	Comparison of balance sheet items determined in accordance with Canadian GAAP to balance sheet items determined in accordance with US GAAP:
(i)	Balance Sheets

	2005		2004
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP

Current assets	$1,524,459	$1,399,575	$851,240	$851,240
Property, plant and equipment	2,871,337	2,261,614	2,281,418	2,194,751
Long-term receivables, investments and other	196,747	462,437	732,262	832,924
Goodwill	180,232	180,232	187,184	187,184

Total assets	$4,772,775	$4,303,858	$4,052,104	$4,066,099

Current liabilities	$609,048	$518,005	$296,319	$296,319
Long-term debt	702,109	523,149	518,603	546,233
Provision for reclamation	167,568	167,568	166,941	166,941
Other liabilities	124,780	35,614	31,086	31,086
Deferred income taxes	444,942	419,664	533,024	522,114

	2,048,447	1,664,000	1,545,973	1,562,693

Minority interest	360,697	360,697	345,611	345,611
Shareholders’ equity
Share capital	779,035	779,035	750,559	750,559
Contributed surplus	523,300	492,827	511,674	481,201
Retained earnings	1,114,693	1,042,373	938,809	850,880
Accumulated other comprehensive income
— cumulative translation account (v)	(53,397)	(32,175)	(40,522)	(19,300)
— available-for-sale securities (vii)	—	107	—	60,713
— hedges and derivative instruments (iv)	—	(3,006)	—	33,742

	2,363,631	2,279,161	2,160,520	2,157,795

Total liabilities and shareholders’ equity	$4,772,775	$4,303,858	$4,052,104	$4,066,099

F I N A N C I A L I N F O R M A T I O N

(ii)	Components of accounts payable and accrued liabilities are as follows:

	2005		2004
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
Accounts payable	$217,360	$126,320	$137,901	$137,901
Taxes and royalties payable	88,539	88,539	55,258	55,258
Accrued liabilities	44,500	44,500	38,538	38,538

Total accounts payable and accrued liabilities	$350,399	$259,359	$231,697	$231,697

(c) The effects of these adjustments would result in the consolidated statements of cash flows reporting the following under US GAAP:

	2005	2004	2003
Cash provided by operations	$283,176	$239,070	$242,538
Cash provided by (used in) investing	$36,742	$(171,715)	$(455,988)
Cash provided by financing	$101,202	$54,014	$251,321
(d) A description of certain significant differences between Canadian GAAP and US GAAP follows:
(i)	Writedown of Mineral Properties

Under both Canadian and US GAAP, property, plant and equipment must be assessed for potential impairment. As of 2003, there was no longer any difference in the calculation of an impairment loss between Canadian and US GAAP. However, as a result of previous differences in the amounts of impairment losses recognized under US and Canadian GAAP, there is a difference in the amount of depreciation and depletion charged to earnings.

(ii)	Mineral Property Costs

Consistent with Canadian GAAP, Cameco defers costs related to mineral properties once the decision to proceed to development has been made. Under US GAAP, these costs are expensed until such time as a final feasibility study has confirmed the existence of a commercially mineable deposit. In 2005 and 2004, there were no differences in accounting for mineral property development costs. In 2003, $7,218,000 was expensed under US GAAP. In addition, since the carrying value of the mineral property is different under US GAAP, interest capitalization is impacted. Accordingly, an adjustment has been made to reduce capitalized interest by $1,760,000 (2004 – $1,614,000; 2003 – nil).

Prior to 2004, the mineral property costs expensed under US GAAP included a provision for loan impairment totalling $12,642,000. Due to the recognition of reserves and the completion of a final feasibility study, Cameco was able to demonstrate the loan to be recoverable and reversed the impairment provision in 2004.

(iii)	Pre-Operating Costs

Under Canadian GAAP, pre-operating costs incurred during the commissioning phase of a new project are deferred until commercial production levels are achieved, subject to time limitations. Under US GAAP, such costs are expensed as incurred as required by AICPA Statement of Position 98-5, Reporting on the Cost of Start-Up Activities. McArthur River commercial production commenced March 1, 2000 for US GAAP and November 1, 2000 for Canadian GAAP. Differences in capitalized costs are amortized over the estimated lives of the assets to which they relate.

During 2004, $1,048,000 (2003 – $17,917,000) of costs related to the restart of two nuclear reactors at BPLP were considered to be start-up costs required to be expensed under US GAAP. As a result of expensing these start-up costs, there is a difference in the capital costs recognized under Canadian and US GAAP. Accordingly, an adjustment has been made to reduce the amount of depreciation charged to earnings by $2,329,000 (2004 – $2,445,000; 2003 – nil).

In 2005, the BPLP agreement was restructured resulting in the disposition of certain assets and recognition of a loss. Under US GAAP, the carrying value of these assets was less than under Canadian GAAP. Accordingly, the pre-tax loss has been reduced by $22,820,000.
F I N A N C I A L I N F O R M A T I O N

(iv)	Hedges and Derivative Instruments

Under US GAAP, all derivative instruments are recognized on the balance sheet as either assets or liabilities measured at fair value. Changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met to qualify as a cash flow hedge. Changes in the fair value of derivatives that qualify as fair value hedges, are recognized in earnings in the same period as the hedged items. Changes in the fair value of the effective portion of a cash flow hedge are deferred in other comprehensive income with any ineffectiveness of the hedge recognized immediately on the statement of earnings.

Prior to 2004, forward points were included in the assessment of hedge effectiveness for Canadian GAAP purposes and excluded for US GAAP purposes. The cumulative impact of this difference was $16,042,000 at December 31, 2003 of which $1,765,000 was recognized in 2005 (2004 – $12,104,000).

For amounts included in the balance sheet as accumulated other comprehensive income as at December 31, 2005, a gain of $21,883,000 (after tax) relates to the hedging of foreign exchange risk. Of these amounts, $8,794,000 (after tax) would be recorded in earnings during 2006 if market conditions remained unchanged. The impact on other comprehensive income for 2005 is a loss of $14,583,000 (2004 – gain of $38,814,000; 2003 – gain of $26,107,000).

BPLP also has certain derivative instruments that qualify for hedge accounting. For amounts included in the balance sheet as accumulated other comprehensive income as at December 31, 2005, a loss of $24,887,000 (after tax) relates to the hedging of electricity price risk. Of this amount, $16,520,000 (after tax) would be recorded in earnings for 2006 if market conditions remained unchanged. The impact on other comprehensive income for hedge accounting for 2005 is a loss of $22,165,000 (2004 – loss of $6,123,000; 2003 – gain of $3,401,000).

Prior to August 2003, certain BPLP energy contracts did not qualify for hedge accounting under US GAAP as the documentation required for hedge accounting was not contemplated at the time of entering into the contracts. Accordingly, changes in the fair value of these contracts were charged to US GAAP earnings. Under Canadian GAAP, hedge accounting was applied prior to August 2003, resulting in differences to be recognized in future periods. As a result of this past difference in hedge accounting treatment, $259,000 was recognized in earnings in 2005 (2004 – $618,000; 2003 – $3,979,000).

(v)	Cumulative Translation Account

Under US GAAP, exchange gains and losses arising from the translation of our net investments in foreign operations are included in comprehensive income. In addition, exchange gains and losses of any foreign currency debt designated as hedges of those net investments are included in comprehensive income. Cumulative amounts are included in accumulated other comprehensive income on the balance sheet.

(vi)	Cumulative Effect of a Change in Accounting Policy

In 2001, the FASB issued Statement 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and use of the asset. Statement 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses.

For Canadian GAAP, the effect of the change in policy on the balance sheet at December 31, 2002 is to increase property, plant and equipment by $22,827,000, future income taxes by $7,646,000, liabilities by $4,498,000 and opening retained earnings by $10,683,000. Under US GAAP, the adjustment of $10,683,000 is recorded in income in 2003 as a cumulative effect of a change in accounting policy.

(vii)	Available-for-Sale Securities

Under Canadian GAAP, portfolio investments are accounted for using the cost method. Under US GAAP, portfolio investments classified as available-for-sale securities are carried at market values with unrealized gains or losses reflected as a separate component of shareholders’ equity and included in comprehensive income. Cameco’s investments in Energy Resources of Australia Ltd, Batavia Mining Ltd. (formerly Menzies Gold NL), Tenke Mining Corp., Maudore Minerals Ltd. (formerly Maude Lake Exploration Ltd.), and Golden Band Resources Inc. are classified as available for sale. The investment in Energy Resources of Australia Ltd was sold in 2005 and the investments in Batavia Mining Ltd. and Tenke Mining Corp. were sold in 2004. The fair market value of the owned investments at December 31, 2005 is $887,000 (2004 – $79,785,000). The cumulative unrealized gain at December 31, 2005 is $107,000 (2004 – $60,713,000).
F I N A N C I A L I N F O R M A T I O N

(e)	Investment in BPLP

Under Canadian GAAP, Cameco accounts for its interest in BPLP by the proportionate consolidation method. Under US GAAP, Cameco is required to equity account for its investment and record in earnings its proportionate share of their net earnings measured in accordance with US GAAP.

(f)	Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, establishes financial accounting and reporting standards for stock-based employee compensation plans. This statement defines a fair value based method of accounting for employee stock options. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, which is similar to the method applied under Canadian GAAP and followed by Cameco prior to 2003. For periods prior to adoption, companies that continue to follow the intrinsic value based method must disclose pro forma earnings and earnings per share information under the fair value method.

Cameco adopted the fair value method of accounting for employee stock options with retroactive effect to January 1, 2003. Pursuant to transitional rules related to accounting for stock-based compensation under Canadian and US GAAP, Cameco chose to record compensation expense for all employee stock options granted on or after January 1, 2003 with a corresponding increase to contributed surplus. Compensation expense for options granted during 2003 and beyond is determined based on the estimated fair values at the time of grant, the cost of which is recognized over the vesting periods of the respective options.

Cameco has applied the pro forma disclosure provisions of the standard to awards granted prior to January 1, 2003. The pro forma net earnings, basic and diluted earnings per share after giving effect to the grant of these options are:

	2005	2004	2003
Net earnings for the year in accordance with US GAAP as calculated above	$233,240	$283,192	$216,119
Effect of recording compensation expense under stock options plans	(77)	(604)	(2,027)

Pro forma net earnings after application of SFAS 123	$233,163	$282,588	$214,092

Pro forma basic net earnings per common share after application of SFAS 123*	$0.67	$0.82	$0.64

Pro forma diluted net earnings per common share after application of SFAS 123*	$0.65	$0.79	$0.62

*	Per share amounts for 2004 and 2003 have been restated to reflect the stock split [note 9].
In calculating the foregoing pro forma amounts, the fair value of each option grant was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2002	2001
Dividend	$0.09	$0.09
Expected volatility	20.0%	39.6%
Risk-free interest rate	5.0%	5.5%
Expected life of option	5 years	8 years
Expected forfeitures	17.0%	20.0%
Weighted average grant date fair values	$1.81	$2.27
(g)	New Accounting Pronouncements

In March 2005, the FASB issued Financial Interpretation 47, Accounting for Conditional Asset Retirement Obligations (FIN 47). FIN 47 clarifies that the term “conditional asset retirement obligation” as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years
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ending after December 15, 2005. The adoption of this statement did not have a material impact on Cameco’s consolidated financial statements.

In March 2005, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry. In the mining industry, companies may be required to remove overburden and other mine waste materials to access mineral deposits. The EITF concluded that the costs of removing overburden and waste materials, often referred to as “stripping costs”, incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. Issue No. 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. Cameco does not expect the adoption of this statement will have a material impact on its consolidated financial statements.

In June 2005, the FASB issued Statement 154, Accounting Changes and Error Corrections, which replaces APB Opinion 20 and FASB Statement 3. Statement 154 changes the requirements for the accounting and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of the new accounting principle in net income of the period of the change. Statement 154 now requires retrospective application of changes in accounting principle to prior period financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Statement is effective for fiscal years beginning after December 15, 2005. Cameco does not expect the adoption of this statement will have a material impact on its consolidated financial statements.
26. Subsequent Events
(a)	On February 1, 2006, Cameco announced it had completed the acquisition of a 100% interest in Zircatec Precision Industries, Inc. for $108,000,000, subject to closing adjustments. Zircatec’s primary business is manufacturing nuclear fuel bundles for sale to companies that generate electricity for Candu reactors. Cameco used cash to fund this acquisition that is expected to be moderately accretive to cash flow and earnings in 2006, assuming there is no significant change to existing revenue and costs.

(b)	On January 31, 2006, the board of directors of Cameco approved a split of the company’s outstanding common shares on a two-for-one basis. The stock split was effected in the form of a stock dividend of one additional common share for each share owned by shareholders of record at the close of business on February 17, 2006.
27. Comparative Figures
Certain prior year balances have been reclassified to conform to the current financial statement presentation.
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Summary of Significant Accounting Policies
The consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles and, except as described in note 25, conform in all material respects with accounting principles generally accepted in the United States. Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities, revenues and expenses for each year presented, and in the disclosure of commitments and contingencies. The most significant estimates are related to the lives and recoverability of mineral properties, provisions for decommissioning and reclamation of assets, future income taxes, financial instruments and mineral reserves. Actual results could differ from these estimates. This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these consolidated financial statements and is presented to assist the reader in interpreting the statements contained herein.
Consolidation Principles
The consolidated financial statements include the accounts of Cameco and its subsidiaries. Interests in joint ventures are accounted for by the proportionate consolidation method. Under this method, Cameco includes in its accounts its proportionate share of assets, liabilities, revenues and expenses.
Cash
Cash consists of balances with financial institutions and investments in money market instruments which have a term to maturity of three months or less at time of purchase.
Inventories
Inventories of broken ore, uranium concentrates and refined and converted products are valued at the lower of average cost and net realizable value. Average cost includes direct materials, direct labour, operational overhead expenses and depreciation, depletion and reclamation.
Supplies
Consumable supplies and spares are valued at the lower of cost or replacement value.
Investments
Investments in associated companies over which Cameco has the ability to exercise significant influence are accounted for by the equity method. Under this method, Cameco includes in earnings its share of earnings or losses of the associated company. Portfolio investments are carried at cost or at cost less amounts written off to reflect a decline in value that is other than temporary.
Property, Plant and Equipment
Assets are carried at cost. Costs of additions and improvements are capitalized. When assets are retired or sold, the resulting gains or losses are reflected in current earnings. Maintenance and repair expenditures are charged to cost of production.
Non-Producing Properties
The decision to develop a mine property within a project area is based on an assessment of the commercial viability of the property, the availability of financing and the existence of markets for the product. Once the decision to proceed to development is made, development and other expenditures relating to the project area are deferred and carried at cost with the intention that these will be depleted by charges against earnings from future mining operations. No depreciation or depletion is charged against the property until commercial production commences. After a mine property has been brought into commercial production, costs of any additional work on that property are expensed as incurred, except for large development programs, which will be deferred and depleted over the remaining life of the related assets.
The carrying values of non-producing properties are periodically assessed by management and if management determines that the carrying values cannot be recovered, the unrecoverable amounts are written off against current earnings.
Property Evaluations
Cameco reviews the carrying values of its properties when changes in circumstances indicate that those carrying values may not be recoverable. Estimated future net cash flows are calculated using estimated recoverable reserves, estimated future commodity prices and the expected future operating and capital costs. An impairment loss is recognized when the carrying value of an asset held for use exceeds the sum of undiscounted future net cash flows. An impairment loss is measured as the amount by which the asset’s carrying amount exceeds its fair value.
Goodwill
Acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of the purchase price over such fair value is recorded as goodwill. Goodwill is assigned to assets and is not amortized.
Future Income Taxes
Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period which includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.
Capitalization of Interest
Interest is capitalized on expenditures related to construction or development projects actively being
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prepared for their intended use. Capitalization is discontinued when the asset enters commercial operation or development ceases.
Depreciation and Depletion
Conversion services assets, mine buildings, equipment and mineral properties are depreciated or depleted according to the unit-of-production method. This method allocates the costs of these assets to each accounting period. For conversion services, the amount of depreciation is measured by the portion of the facilities’ total estimated lifetime production that is produced in that period. For mining, the amount of depreciation or depletion is measured by the portion of the mines’ economically recoverable proven and probable ore reserves which are recovered during the period.
Other assets are depreciated according to the straight-line method based on estimated useful lives, which generally range from three to 10 years.
Nuclear generating plants are depreciated according to the straight-line method based on the lower of useful life and remaining lease term.
Research and Development and Exploration Costs
Expenditures for applied research and technology related to the products and processes of Cameco and expenditures for geological exploration programs are charged against earnings as incurred.
Environmental Protection and Reclamation Costs
The fair value of the liability for an asset retirement obligation is recognized in the period incurred. The fair value is added to the carrying amount of the associated asset and depreciated over the asset’s useful life. The liability is accreted over time through periodic charges to earnings and it is reduced by actual costs of decommissioning and reclamation. Cameco’s estimates of reclamation costs could change as a result of changes in regulatory requirements and cost estimates. Expenditures relating to ongoing environmental programs are charged against earnings as incurred or capitalized and depreciated depending on their relationship to future earnings.
Employee Future Benefits
Cameco accrues its obligations under employee benefit plans. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. For the purpose of calculating the expected return on plan assets, those assets are measured at fair value. Cameco measures the plan assets and the accrued benefit obligation on December 31 each year.
On both the Cameco-specific and BPLP-specific defined benefit pension plans, past service costs arising from plan amendments are amortized on a straight-line basis over the expected average service life of the plan participants. Net actuarial gains, which exceed 10% of the greater of the accrued benefit obligation and the fair value of plan assets, are amortized on a straight-line basis over the expected average remaining service life of the plan participants.
On the Cameco-specific retirement benefit plans that do not vest or accumulate, past service costs arising from plan amendments, and net actuarial gains and losses, are recognized in the period they arise. Conversely, the BPLP-specific amounts are amortized on a straight-line basis over the expected average service life of the plan participants.
Stock-Based Compensation
Cameco has four stock-based compensation plans that are described in note 17. These encompass a stock option plan, a preferred share unit plan, a deferred share unit plan and a phantom stock option plan.
Options granted under the stock option plan on or after January 1, 2003 are accounted for using the fair value method. Under this method, the compensation cost of options granted is measured at estimated fair value at the grant date and recognized over the vesting period. For options granted prior to January 1, 2003, no compensation expense was recognized when the stock options were granted. Any consideration received on exercise of stock options is credited to share capital.
Deferred share units, preferred share units and phantom stock options are amortized over their vesting periods and re-measured at each reporting period, until settlement, using the quoted market value.
Revenue Recognition
Cameco supplies uranium concentrates and uranium conversion services to utility customers. Third-party fabricators process Cameco’s products into fuel for use in nuclear reactors.
Cameco recognizes revenue on the sale of its nuclear products when persuasive evidence of an arrangement exists, delivery occurs, the related revenue is fixed or determinable and collection is reasonably assured.
Cameco has three types of sales arrangements with its customers in its uranium and conversion businesses. These arrangements include uranium supply, toll conversion services and conversion supply (converted uranium), which is a combination of uranium supply and toll conversion services.
Uranium Supply
In a uranium supply arrangement, Cameco is contractually obligated to provide uranium concentrates to its customers. Cameco-owned uranium is physically delivered to conversion facilities (“Converters”) where the Converter will credit Cameco’s account for the volume of accepted uranium. Based on delivery terms in a sales contract with its customer, Cameco instructs the Converter to transfer title of a contractually-specified quantity of uranium to the customer’s account at the Converter’s facility. At this point, Cameco invoices the customer and recognizes revenue for the uranium supply.
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Toll Conversion Services
In a toll conversion arrangement, Cameco is contractually obligated to convert customer-owned uranium to a chemical state suitable for enrichment. The customer delivers uranium to Cameco’s conversion facilities. Once conversion is complete, Cameco physically delivers converted uranium to enrichment facilities (“Enrichers”) where the Enricher will credit Cameco’s account for the volume of accepted processed uranium. Based on delivery terms in a sales contract with its customer, Cameco instructs the Enricher to transfer title of a contractually-specified quantity of converted uranium to the customer’s account at the Enricher’s facility. At this point, Cameco invoices the customer and recognizes revenue for the toll conversion services.
Conversion Supply
In a conversion supply arrangement, Cameco is contractually obligated to provide uranium concentrates and conversion services to its customers. Cameco-owned uranium is converted and physically delivered to an Enricher as described in the toll conversion services arrangement. Based on delivery terms in a sales contract with its customer, Cameco instructs the Enricher to transfer title of a contractually-specified quantity of converted uranium to the customer’s account at the Enricher’s facility. At this point, Cameco invoices the customer and recognizes revenue for both the uranium supplied and the conversion service provided. It is rare for Cameco to enter into back-to-back arrangements for uranium supply and toll conversion services. However, in the event that a customer requires such an arrangement, revenue from uranium supply is deferred until the toll conversion service has been rendered.
Cameco records revenue on the sale of gold when title passes and delivery is effected.
Electricity sales are recognized at the time of generation, and delivery to the purchasing utility is metered at the point of interconnection with the transmission system. Revenues are recognized on an accrual basis, which includes an estimate of the value of electricity produced during the period but not yet billed.
Amortization of Financing Costs
Debt discounts and issue expenses associated with long-term financing are deferred and amortized over the term of the issues to which they relate.
Foreign Currency Translation
Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at year-end rates of exchange. Revenue and expense transactions denominated in foreign currencies are translated into Canadian dollars at rates in effect at the time of the transactions. The applicable exchange gains and losses arising on these transactions are reflected in earnings.
The United States dollar is considered the functional currency of most of Cameco’s uranium and gold operations outside of Canada. The financial statements of these operations are translated into Canadian dollars using the current rate method whereby all assets and liabilities are translated at the year-end rate of exchange and all revenue and expense items are translated at the average rate of exchange prevailing during the year. Exchange gains and losses arising from this translation, representing the net unrealized foreign currency translation gain (loss) on Cameco’s net investment in these foreign operations, are recorded in the cumulative translation account component of shareholders’ equity. Exchange gains or losses arising from the translation of foreign debt and preferred securities designated as hedges of a net investment in foreign operations are also recorded in the cumulative translation account component of shareholders’ equity. These adjustments are not included in earnings until realized through a reduction in Cameco’s net investment in such operations.
Derivative Financial Instruments and Hedging Transactions
Cameco uses derivative financial and commodity instruments to reduce exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. Cameco formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Cameco also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Gains and losses related to hedging items are deferred and recognized in the same period as the corresponding hedged items. If derivative financial instruments are closed before planned delivery, gains or losses are recorded as deferred revenue or deferred charges and recognized on the planned delivery date. In the event a hedged item is sold, extinguished or matures prior to the termination of the related hedging instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in earnings.
BPLP uses various energy and related sales contracts to reduce exposure to fluctuations in the price of electricity in Ontario. Gains or losses on hedging instruments are recognized in earnings over the term of the contract when the underlying hedged transactions occur. All energy contracts are designated as hedges of BPLP’s electricity sales.
Earnings Per Share
Earnings per share are calculated using the weighted average number of paid common shares outstanding.
The calculation of diluted earnings per share assumes that outstanding options and warrants are exercised and the proceeds are used to repurchase shares of the company at the average market price of the shares for the period. The effect is to increase the number of shares used to calculate diluted earnings per share.
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